The Bancorp, Inc.

409 Silverside Road

Wilmington, DE 19809

August 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Bancorp, Inc. Registration Statement on Form S-1 Filed August 8, 2025 File No. 333-289422

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Bancorp, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 PM ET on August 12, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Erin E. Martin and Rahul K. Patel, of Morgan, Lewis & Bockius LLP, to orally modify or withdraw this request for acceleration.

Please contact Erin E. Martin at (202) 739.5729 or erin.martin@morganlewis.com or Rahul K. Patel at (212) 309.6862 or rahul.patel@morganlewis.com with any questions you may have concerning this request, and please notify them when this request for acceleration has been granted.

Very truly yours,

/s/ Martin Egan
Martin Egan Interim Chief Financial Officer and Chief Accounting Officer